June 19, 2019

VIA EDGAR AND E-MAIL

Securities and Exchange Commission Division of Corporation Finance 100 F Street, N.E., Mail Stop 3561 Washington, D.C. 20549 Attention: Amanda Ravitz

Re:	Acceleration Request of Babcock & Wilcox Enterprises, Inc.
Registration Statement on Form S-1 (File No. 333-231135)
Ladies and Gentlemen:
Pursuant to Rule 461 under the Securities Act of 1933, as amended, Babcock & Wilcox Enterprises, Inc. (the “Company”), hereby requests that the effective date for the Registration Statement referred to above be accelerated so that it will be declared effective at 4:30 p.m. (ET) on Friday, June 21, 2019, or as soon thereafter as is practicable. Once the Registration Statement has been declared effective, please orally confirm that event with our counsel, King & Spalding LLP, by calling Zach Cochran at (404) 572-2784.
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Thank you for your assistance in this matter.
Very truly yours,

/s/ J. André Hall
J. André Hall
Senior Vice President, General Counsel & Corporate Secretary

cc:    Edward Kelly
Sergio Chinos
(Securities and Exchange Commission)
Louis Salamone
Daniel W. Hoehn
(Babcock & Wilcox Enterprises, Inc.)
William C. Smith, III
Zachary L. Cochran
(King & Spalding LLP)